UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
Amendment No. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 19, 2010

Commission file number: 000-50021

INTERLINK-US-NETWORK, LTD.
(Exact name of registrant as specified in its charter)

California	**000-50021**	**95-4642831**
(State or other jurisdiction of	(Commission	(I.R.S. Employer
Incorporation organization)	File Number)	Identification No.)

575 Underhill Boulevard
Site 125
Syosset, New York 11791
(Address of principal executive offices) (Zip Code)

(516) 584-2110
(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Change in Registrant's Certifying Accountant.

On November 19, 2010, the firm of Weaver & Martin resigned as the auditor of record for Interlink-US-Network, Ltd. (the "Company", "Interlink", "we" and "us"). There have been no disagreements between the Company and Weaver & Martin, and Weaver & Martin did not issue any adverse opinion or disclaimer or opinion in the principal accountant's report on the accounting principles or practices, financial statements disclosure or auditing scope or procedure for the Company in either of the past two fiscal years ending December 31, 2009 and 2008, or any subsequent interim period from the most recent audited statement through November 19, 2010. The Company does not have an audit committee, and the decision to change accountants was not recommended or approved by the Company's board of directors. The Company provided Weaver & Martin with a copy of the disclosures contained in this Report and requested that Weaver & Martin provide a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements contained herein. Weaver & Martin has agreed with the disclosures made herein. A copy of the resignation letter and the letter to the Securities and Exchange Commission are attached hereto as Exhibits 16.1 and 16.2, respectively, and incorporated herein by reference.

Item 9.01 Financial Statements and exhibits.

Exhibit Number	Description
16.1*	Resignation Letter of Weaver & Martin, dated November 22, 2010, filed with the SEC on November 24, 2010
16.2*	Amended Letter from Weaver & Martin to the Securities & Exchange Commission, dated December 1, 2010

* Attached hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLINK-US-NETWORK, LTD.

Date: December 1, 2010   By: /s/ Robert Kondratick

                                           Robert Kondratick
                                           President and Chairman of the Board



Exhibit 16.2

WEAVER & MARTIN

December 1, 2010

U.S. Securities and Exchange Commission
Office of the Chief Accountant
450 fifth Street, NW
Washington, DC 20549

RE: Interlink-US-Network, LTD
File No. 000-50021
Change in Certifying Accountant

Dear Sir or Madam:

The firm of Weaver & Martin, LLC was previously principal accountant for Interlink-US-Network, LTD (the "Company") and reported on the financial statements of the Company for the year ended December 31, 2009. On November 19, 2010, we notified the Company that we were resigning as the principal accountant. We have read Item 4 of Form 8-K of Interlink-US-Network LTD and agree with the statements concerning our Firm contained therein.

Very Truly Yours

Weaver & Martin, LLC

Weaver & Martin, LLC
411 Valentine Road, Suite 300
Kansas City, MO 64111
T 816-756-5525
F 816-756-2252

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252